Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 3, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Battery Future Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed April 26, 2024
File No. 001-41158

Ladies and Gentlemen:

On behalf of Battery Future Acquisition Corp. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated May 3, 2024, relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

Preliminary Proxy Statement on Schedule 14A filed April 26, 2024

Background

Risk Factors, page 20

1.

We note that you are seeking to extend your termination date to June 17, 2025, which is 43 months from your initial public offering. We also note that you are listed on the NYSE and that NYSE Listed Company Manual Section 102.06(e) requires that a special purpose acquisition company complete a business combination within three years. Please revise to explain that the proposal to extend your termination deadline beyond December 17, 2024 does not comply with this rule, or advise, and disclose the risks of your noncompliance with this rule, including that your securities may be subject to suspension and delisting from the NYSE.

We have revised the disclosure on page 20 of the Proxy Statement as requested.

*************

GRAUBARD MILLER

Securities and Exchange Commission

May 3, 2024

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc. Fanghan Sui, Chief Executive Officer